

Fig. 1 ROSEWALL GOLD PROPERTY BC LOCATION MAP 5



Fig. 2 ROSEWALL GOLD PROPERTY REGIONAL LOCATION MAP 6



Fig. 3 ROSEWALL GOLD PROPERTY MAP 7



Fig. 4 REGIONAL GEOLOGY OF THE ROSEWALL GOLD PROPERTY 9